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                                [Koor Letterhead]
                                                                       EXHIBIT A

                                                               28 November, 1999


The Securities Authority      The Tel Aviv Stock      The Registrar of Companies
22 Kanfei Nesharim St.          Exchange              97 Yafo St.
Jerusalem 95464               54 Ahad Ha'am St.       Jerusalem 91007
---------------               Tel Aviv 65202          ---------------
                              ------------------
Fax: 02-6513940               Fax: 03-5105379
---------------               ---------------

Dear Sirs,

          Re:  KOOR INDUSTRIES LTD. (COMPANY NO.  52-001414-3)
               IMMEDIATE REPORT NO. 42/99


Koor Industries Ltd. (Hereinafter: "Koor"), hereby gives notice as follows:

This morning, notice was received at the offices of Koor from Tadiran Ltd. (hereinafter: "Tadiran"), a wholly-owned (100%) subsidiary of Koor, that on November 25th 1999, late afternoon, an agreement has been signed in which Tadiran will sell all its holdings (100%) at its subsidiary Tadiran Telematics Ltd., (hereinafter: "Telematics") to Ituran Location and Control Ltd.

The exchange which will be paid to Tadiran will be $7,500,000 after a dividend distribution in the amount of $1,000,000.

Net loss s (after taxes) which will be registered in the Koor books as a result of the transaction will be about 10 Million NIS.

The execution of this transaction is conditioned upon receiving certain approvals including the approval of the Restrictive Trade Commissioner.



Sincerely yours,

Adv.  Shlomo Heller
Legal Counsel and Company Secretary